This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: December 16, 2022

RBA Ann Fandozzi Interview with Jim Cramer on CNBC’s Mad Money Transcript

Jim Cramer – CNBC Mad Money – Host

We’re always looking out for really interesting stories and I've got a new one for you. This is a company I've known for quite some time, but not well. I'm talking about Ritchie Bros. Auctioneers, which helps its customers manage their fleets of heavy equipment, trucks and other large assets, and that includes selling all the stuff through live auctions. I was an auctioneer at one point my career, so I'm very interested. Here's the stock that's been a steady outperformer for years, even as it's down about 10% for 2022. That's declined mostly because Ritchie Bros. pulled back hard last month after announcing the acquisition of IAA, a global marketplace for damaged and low value vehicles. We will be spending some time with this one. Looks like somebody on Wall Street doesn't like it, they don't like the cash and stock deal, but maybe we can convince him otherwise. Let's take a closer look with Ann Fandozzi, she's the CEO of Ritchie Bros. Auctioneers. For more about the story, Ms. Fandozzi, welcome to Mad Money.

Ann Fandozzi – Ritchie Bros.– Chief Executive Officer

Thank you, I'm so happy to be here.

Jim Cramer

Well, it is great to have you. And first because it’s your first time – tell people what Ritchie does because it’s a pretty interesting, niche business.

Ann Fandozzi

It's an incredible business. I've been with the company for three years. We are like eBay for large industrial equipment, so when you think about – you finish a construction project and you don't need your excavator anymore – we transact $6 billion of that around the world.

Jim Cramer

Now I mean, are there centers where I could go and bid?

Ann Fandozzi

That's the beauty of our business. For sellers, there are centers to drop the equipment, because when a construction project is done, what are you going to do with the excavator? But buyers are almost entirely online. They can come to the centers to kick the tires because the equipment is there, but largely they're bidding online from their homes.

Jim Cramer

Who are these buyers?

Ann Fandozzi

We have buyers from over 100 countries globally, but they are small business owners – they're buying the equipment to get their work done, largely.

Jim Cramer

Ok, so you had an incredible third quarter, a lot of people worried about the economy slowing down. I would think you have a better handle on the economy than almost anybody on the Fed. How are things?

Ann Fandozzi

It's an incredible business. So, we like to say we are both a cyclical business when the economy is hot, but better than that, we are a countercyclical business. So, when things are great and equipment is changing hands, we make a lot of money. When things are tough and people need to pull back and they need liquidity, we make even more money.

Jim Cramer

Alright well, talk to people about your returns over the last, well, many years.

Ann Fandozzi

It's really an incredible business. So, think about it this way, $6 billion of equipment that transacts – it's largely consigned, it's not our money. So, we connect buyers, we connect sellers and we generate over 100% of net income in cash every year.

Jim Cramer

Wow. Alright, so then that brings me to this acquisition – IAA transaction. This sounds like a business that gets into a far more competitive area, a more pedestrian area where you may not have an edge and there are some analysts, including a very smart fellow from Bank of America that just says, look out, not what we signed up for. Downgrade to neutral right when the deal was done.

Ann Fandozzi

Right, yeah, no CEO likes to see that reaction in early days. We've been spending a lot of time with shareholders, including Bank of America and other analysts, explaining the deal. The confusion on day one was hearing cars and thinking cyclicality.

Jim Cramer

Exactly, and that's what I said on air. I said I don't know about this car business, I’m not sure, especially with like the problems you're sharing with the Carvanas and stuff.

Ann Fandozzi

No question. This is an incredible slice of the car industry called salvage cars. It is completely countercyclical. In fact, this is how it works: a car goes into a body shop. It gets assessed for the cost of the repair. Let’s say the body shop says, this is going to be $15,000. If the used car pricing is high, the car will get repaired. If the used car pricing falls, the car is deemed a total loss, and it goes to one of two players.

Jim Cramer

Right. My daughter had a totaled car. I couldn’t figure out what the heck happened to it. Did it go to Ritchie, probably or IAA?

Ann Fandozzi

It went to either IAA or its one and only other competitor. It is a duopoly of a completely countercyclical business, generating incredible margins and a 12.8% CAGR growth over a decade. So, what happened day one was confusion. Bank of America actually hosted a call with us two Fridays ago because they wanted us to be able to tell the story because there was so much misunderstanding early days.

Jim Cramer

And what’s been the reception? Have you been able to change anybody’s mind from a bad deal to being a good deal?

Ann Fandozzi

So, today’s market, broadly aside, we’ve seen a pretty impressive rebound of the stock even as we’re just starting the conversations with our shareholders.

Jim Cramer

Now, what made you go to this company? Are you an auctioneer by background?

Ann Fandozzi

I am not. I run companies. So, this is my third CEO gig, but my first public company CEO gig. The last two were private equity backed. Nobody calls me when all goes well, people typically call me when business is stagnant. Ritchie Bros. is magical, but it hadn’t grown in about a decade. When I got the call, it’s never about what is there to fix, it’s always about how big can it be. The space we’re in, there’s $300 billion of used equipment that changes hands a year, and we do six of it. When I got here, we did five of it. There’s a long way to go. It’s an incredible trajectory in a countercyclical magical business.

Jim Cramer

And we have a number of infrastructure bills coming out of Washington that we say add up to $100 billion. We don’t think there’s enough new equipment to actually get the job done. Will Ritchie Bros.’ lots be pretty busy?

Ann Fandozzi

The lots will be busy. And the beauty is, if there’s high demand, our pricing is high. If there’s low demand and the bills don’t come through, lots of liquidity

Jim Cramer

And you get a good percentage no matter what.

Ann Fandozzi

No matter what.

Jim Cramer

Wow, well I’ve got to tell you, I tried to get your company on once before. I like businesses that nobody else is in. I don’t know anybody, a listed company, who competes with you.

Ann Fandozzi

We are the biggest by a factor of 10. It’s a magical place to be.

Jim Cramer

Well look, I got to hand it to you, and I’m glad that you said that about the deal. When I first heard about it, I said, why would they want to be the dominant player in one industry and just also be an “also ran” in another, but you are not really in the other people’s businesses.

Ann Fandozzi

You got it. Very few people are in salvaged cars. In fact, only two.

Jim Cramer

Wow. Well, I’ve got to tell you, I think it’s a very exciting situation. I am so glad I finally got you to come on because I’ve always seen you on the new high list. New high list, new high list. No matter what. And that’s a credit to you.

That’s Ann Fandozzi, she’s CEO of Ritchie Bros. Auctioneers. Guys, now that I heard better about what I was so worried about, which is this auto business, I realize it’s not about autos, it’s about totaled autos and no one knows what to do with those.

Mad Money is back after the break.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction on December 14, 2022. The registration statement includes a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.